BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” – BM&FBovespa: BRFS3; NYSE: BRFS or “Cia”) wishes to clarify the content of a report published today in Valor Econômico newspaper, headlined: “Why do dairy multinationals target Brazil”.

Pursuant to the announcement published by BRF on February 26, 2014, it is important to clarify that the process involving our dairy operations remains subject to internal analysis; at the present date, there has been no resolution by the Company’s Board of Directors.

Consequently, in accordance with the current regulations, the Company will maintain the market informed with respect to this operation.

São Paulo, July 24, 2014.

Augusto Ribeiro Júnior

Chief Financial and Investor Relations Officer